Table of Contents

United States

Securities And Exchange Commission

Washington, D.C. 20549

FORM 1-SA

☒  SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

XCELERATE INC

(Exact name of issuer as specified in its charter)

Florida	65-0710392
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

110 Renaissance Circle

Mauldin, South Carolina 29662

(Full mailing address of principal executive offices)

854-900-2020

(Issuer’s telephone number, including area code)

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CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Semi-Annual Report on Form 1-SA (the “Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

Item 1.       Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview and History

We were incorporated under the laws of the State of Florida on November 26, 1996, under the name Stirus Research & Development, Inc. On November 19, 1998, our name was changed to Mecaserto, Inc. Thereafter our name was changed to National Business Holdings, Inc. on May 4, 2004, and on May 28, 2004, the Company entered into a share exchange agreement with Shava, Inc., a reporting company under Section 12(g) of the Securities Exchange Act of 1934, as amended. On December 27, 2004, National Business Holdings, Inc. acquired Union Dental Corp. and Direct Dental Services, Inc. On May 1, 2005, the Company changed its name to Union Dental Holdings, Inc. On April 22, 2009, the Company filed a Form 15 with the SEC, terminating its reporting obligations under the Securities Exchange Act of 1934, as amended. On October 1, 2015, Union Dental Holdings, Inc. executed an Assignment for the Benefit of Creditors assigning all of its rights in its assets to, a secured creditor. On October 5, 2016, the case was closed.

On January 6, 2020, without the knowledge or consent of the sole officer and director and controlling shareholder, an individual who had no approval or control filed a notice of reinstatement in Florida. Then on March 3, 2020, the same individual filed a name change to Oilvite, Inc. in an unauthorized attempt to gain control of the Company and otherwise engage in corporate identity theft. The individual’s efforts were discovered by the Company’s transfer agent who refused to take instructions from anyone other than the sole officer and director and control shareholder who she knew had not transferred control of the Company and ultimately the individual’s efforts were stopped without further damage or inconvenience. On July 13, 2020, the Company filed Articles of Amendment in Florida changing the name of the Company back to “Union Dental Holdings, Inc.” from Oilvite Inc.

Effective as of May 1, 2020, the former sole officer and director resigned as sole officer and director and appointed Michael F. O’Shea to hold his positions with the Company. Also, at this time he transferred all of his ownership in the Company to Michael F. O’Shea.

On October 23, 2020, we filed Articles of Amendment in Florida changing our name to “Xcelerate, Inc.”

Our principal place of business is located at 110 Renaissance Circle, Mauldin, SC 29662. Our phone number is (854) 900-2020 and our website address is www.xcelerate.global.

We have not been subject to any bankruptcy, receivership or similar proceeding.

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Going Concern

Our financial statements accompanying this Report have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. We have a minimal operating history and minimal revenues or earnings from operations. We have no significant assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues for the immediate future. See “Item 3. Financial Statements and Notes.”

Business Overview and Plan of Operation

In May 2020, Michael O’Shea, our current CEO and a director, assumed control over our business affairs and began to implement a strategic change in direction that encompasses two separate but related businesses within the medical industry, including:

•	Owning and licensing the rights to various forms of medical equipment; and

•	Development of medical technology and virtual health to help patients in developing countries meet their medical needs by extending the reach of physicians through the technology.

To fund these operations, in January 2022 we commenced an offering of our Common Stock pursuant to Regulation A promulgated under the Securities Act of 1933, as amended. We are currently offering shares of our Common Stock in this offering at a price of $.05 per share. As of the date of this report we have raised total proceeds of $400,000 in this offering.

Medical Equipment

We have assembled an internationally recognized team of transnational clinicians, engineers, and business leaders to identify, acquire, and develop engineering advancements, intellectual property, and operating businesses in, or with applications in medical technology and clinical care based on a need/gap identified by our management in the market. Our business strategy is to acquire innovation at the engineering/patent level, marry it with appropriate early-stage operational med tech companies and apply it in a controlled clinical care setting which fosters engineering / clinical / business advancements under one umbrella. We intend to form wholly owned subsidiary companies to operate the license/royalty business operation pertaining to each patented piece of medical equipment.

We began executing on this current business plan by acquiring the world-wide exclusive rights to a metal alloy technology for use in medical applications or devices where the heat of the device causes problems with its performance. The alloy was originally developed as a solution to the distortion effects rifle barrels exhibit when they overheat. Consistent, continuous use causes the barrel of a firearm to overheat and become distorted. This causes a loss of accuracy with heavy use. This is an even larger issue with sniper rifles, where accuracy is paramount and even the smallest distortion of the barrel will negatively affect its accuracy.

In September 2020, we entered into an exclusive world-wide license agreement with Consulting Group of Jocassee, Inc., Pickens, South Carolina, for use of the technology in the medical field, which includes US Patent #10,718586 and any continuations, divisonals and any additional patent applications, patents, continuations and divisonals that are based on the metal matrix as used in the initial patent, except for use in medical applications. The License provides for a 5% royalty to be paid to us on all gross revenue generated from the sale of products developed by the licensee using the patent and intellectual rights associated with the License. Both of the patent’s inventors have joined our management team. Mr. Steve Gravely is a member of our Board of Directors and Dr. Anja Glisovic, serves as our Acting Chief Science Officer. See “Item 3, Directors and Officers.”

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We do not intend to manufacture the surgical devices that are the subject of the pending patent and the current patent license but intend to license the technology to current manufacturers of these devices. A team made up of Steve Gravely, Dr. Anja Glisovic and Dr. Dilan Elegalla will identify potential licensees and approach them with a license proposal based on a flat fee plus an ongoing royalty and minimum sale requirements. By keeping this process in-house we believe we can control and limit what manufacturer is licensed based on the specific instrument they manufacture and also provide in-house technical expertise to assist in integrating our technology into their existing product line.

On March 24, 2022, we obtained patent pending status for our first in-house invention “Surgical Tools with Targeting Guidance,” filed under application number 63/323,112. Being the first in a series of patents and innovations which we expect will be filed over the following months, it improves handling and precision of surgical tools by aiding the surgeon in observing the surgical site, adjust tool alignment and target acquisition. By integrating target marker projection in the tool and utilizing camera miniaturization it is now feasible to give the surgeon a 1st-person, ”tool view“ of the surgical site as well as distance information between tool and the intended point of surgery in real time. This will allow procedures to both progress faster as well as with better accuracy. Improvements which will benefit patients and surgeons alike.

In addition, we have four additional patent applications in preparation which build upon the metal matrix materials ability to dampen vibrations and conduct heat. This is further expanded upon by additional improvements and alternative materials/implements to manage heat and vibrations. These patents are expected to be filed as provisional patent applications in the US within three months and thereupon planned to be expanded internationally.

The reduced vibrations allow for more delicate optical systems to be integrated in any system and improved optics/methods observe surgical procedures are highly sought after in the medical field. The second patent application builds upon this premise and addresses the integration of optical and sensory systems in medical power tools. These systems are set up to be and to facilitate use in conjunction with robotic medical systems as well as medical augmented/virtual reality systems, thereby laying the groundwork from the hardware side to be used in telemedicine applications, like robotic telesurgery.

AfiyaSasa Africa, LLC

In December 2021 we signed a Membership Interest Purchase Agreement to acquire a 51% interest in AfiyaSasa Africa, LLC, a Wyoming limited liability company (“Afiya”), a start-up medical technology and virtual health company that management believes is uniquely positioned to help patients in developing countries meet their medical needs by extending the reach of physicians through the technology. This technology is centered around patented and patent pending software that uses and incorporates artificial intelligence (“AI”) and Augmented Reality (“AR”) licensed from AdviNOW an Arizona based medical software company who developed and holds patents for the licensed software. The application is designed to connect people virtually in remote and urban areas where there is limited medical infrastructure and/or limited medical professionals or in areas where high patient volumes are overburdening the existing health system. The system is accessed by patients on their cell phones, tablets, or computers, and allows licensed physicians and other medical personnel to conduct initial check-in, triage, and determine the most appropriate care path, virtually. The system is equipped with facial recognition and storage capability to ascertain if the patient is a return patient. Additionally, through a set of questions and answers that are dynamically integrated with the systems proprietary AI component, measurements may be taken with medical devices that connect to a cell phone, tablet or computer (i.e. stethoscope, thermometer, pulse oximeter etc.), bringing the telemedicine virtual appointment to the next level and beyond. The AI assists with Q&A and with the AR to arrive at diagnostic possibilities, testing and treatment options and the next steps for the patient. This can be done in a fully automated fashion where there is no or extremely limited medical access, in a partially automated fully virtual fashion where physical access to a health care provider is not possible, or non-virtually as a means to make existing health care providers more efficient and more accurate in their diagnosis, testing, and treatment.

Afiya’s vision is to be the technology platform that allows “leapfrogging” advancement in the delivery of world class healthcare, initially in Africa, the continent with the largest population growth and high smartphone utilization for services, but without the ability to grow healthcare services in the traditional manner.

5

Because Afiya is a startup, the plan is to initially concentrate on the Tanzania program launch. It is anticipated that the first three quarters of 2022 will be devoted establishing pilot partnerships with hospitals, pharmacies and clinics as well as rolling out kiosks in target areas. While no assurances can be provided, we currently project limited fourth quarter revenues in the $700,000 to $800,000 range. During 2023 the Company anticipates scaling up the program to reach most major cities as well as acquiring government backed contracts for subscribers in rural areas. Again, while no assurances can be provided, we anticipate 2023 revenues to be in the $2.8 million to $3.2 million range. These revenues will come from three main sources, including B2C membership subscribers, pharmacy partnerships and hospital / clinic referral fees. As of the date of this report, we have funded a total of $220,000 to this project which has enabled Afia to hire four employees in Tanzania. Afiya has also identified four hospitals who are willing to participate in program trials. Once a total of $320,000 in funding is raised, we anticipate launching a test site within four months and to acquire initial revenue producing contracts by the end of the third quarter 2022.

Clients will be solicited vie three separate avenues, including:

•	For at least the initial 18 months all sales and marketing will be handled by staff employed by the LLC;

•	direct to consumer subscriptions and pharmacy partnerships, who will in turn promote subscriptions; and

•	agreements with major hospitals who will provide additional patient subscribers.

To acquire our interest, we have agreed to pay an aggregate of $320,000 in cash to cover the capital required for the initial phase of development and we have issued an aggregate of 4 million shares of our common stock to Afiya, which shares are to be utilized for incentives to the Afiya employees. We have also agreed to facilitate raising of additional funds once the business concept is established and is deemed viable. To date we have funded $220,000.

Growth by Acquisitions

As discussed above, our management is always aware of other related companies and how they may positively impact our business. We intend to continue to explore and if we believe that it is in our best interests, engage in what we believe to be synergistic acquisitions or joint ventures with unrelated companies that we believe will enhance our business plan. If we are successful in our attempts to acquire synergistic companies utilizing our securities as part or all of the consideration to be paid, our current shareholders will incur dilution. There are no assurances we will be able to consummate additional acquisitions using our securities as consideration, or at all.

There are numerous things that will need to occur in order to allow us to implement this aspect of our business plan and there are no assurances that any of these developments will occur, or if they do occur, that we will be successful in fully implementing our plan. If we are successful, the acquisition of related, complimentary businesses is expected to increase revenues and profits by providing a broader range of services in vertical markets which are consolidated under one parent, thus reducing overhead costs by streamlining operations and eliminating duplicitous efforts and costs. There are no assurances that we will increase profitability if we are successful in acquiring other synergistic companies.

Management will seek out and evaluate related, complimentary businesses for acquisition. The integrity and reputation of any potential acquisition candidate will first be thoroughly reviewed to ensure it meets with management’s standards. Once targeted as a potential acquisition candidate, we will enter into negotiations with the potential candidate and commence due diligence evaluation of each business, including its financial statements, cash flow, debt, location and other material aspects of the candidate’s business.

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In implementing a structure for a particular acquisition, we may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. We may also acquire stock or assets of an existing business.

As part of our investigation, our officers and directors will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis of verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of our limited financial resources and management expertise. The manner in which we participate in an acquisition will depend on the nature of the opportunity, the respective needs and desires of us and other parties, the management of the acquisition candidate and our relative negotiation strength.

We will participate in an acquisition only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with our attorneys and accountants, will set forth remedies on default and will include miscellaneous

Results of Operations

Comparison of Results of Operations for the Six Months Ended June 30, 2021 and 2022.

We are not currently generating any revenues from our operations. The Company generated a net loss from operations during the six month periods ended June 30, 2021 and 2022 of approximately $(74,255) and $(776,017), respectively, which increase was as a result of increased business operations relating to the implementation of our business plan described hereinabove. As of December 31, 2021, the Company had no current assets. At June 30, 2022, the Company had total assets of $121,304.

Liquidity and Capital Resources

At June 30, 2022, we had $11,304 in cash.

During the six month periods ended June 30, 2022, net cash used in the Company’s operating activities totaled $(74,797) compared to $(25,708) during the six month periods ended June 30, 2021, which increase arose from our increased business operations. We anticipate that our cash requirements for our current operations will increase in the future as we continue to implement our new business plan.

Cash flows used in investing activities was $-0- during the six month periods ended June 30, 2022 and 2021. Net cash flows provided by financing activities totaled $196,100 during the six month periods ended June 30, 2022, compared to $25,708 during the same period in 2021.

Prior to commencement of our Regulation A Offering, all of the funding for the Company’s operations had been provided by our CEO in the form of interest free demand loans. As of six month periods ended June 30, 2022 and, 2021, the balance of notes payable to our CEO was $161,413 and $165,313, respectively.

Management believes that the Company will require up to $10 million in additional funding in order to generate profits, primarily to be utilized in our proposed Africa operations. We do not think we will need more than $2 million to begin generating profits from our proposed licensing of our patents. This figure does not include any additional acquisitions that may present themselves. Currently, we do not have any firm committed arrangements for financing and can provide no assurance to investors that we will be able to obtain financing when required. No assurance can be given that the Company will obtain access to capital markets in the future or that financing, adequate to satisfy the cash requirements of implementing our business strategies, will be available on acceptable terms. The inability of the Company to gain access to capital markets or obtain acceptable financing could have an adverse effect upon the results of its operations and upon its financial conditions.

7

Inflation

Although our operations are influenced by general economic conditions, we do not believe that inflation had a material effect on our results of operations during the six month period ended June 30, 2022.

Critical Accounting Policies and Estimates

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States.  The preparation of these financial statements requires us to make estimates and judgments that affect the amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

Leases

We follow the guidance in SFAS No. 13 “Accounting for Leases,” as amended, which requires us to evaluate the lease agreements we enter into to determine whether they represent operating or capital leases at the inception of the lease.

Recently Adopted Accounting Standards

The Company does not believe that any other recently issued effective pronouncements, or pronouncements issued but not yet effective, if adopted, would have a material effect on the accompanying financial statements.

Off-Balance Sheet Arrangements

As of the date of this report, there were no off-balance sheet arrangements.

Item 2.      Other Information

None.

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Item 3.     Financial Statements

XCELERATE, INC.

BALANCE SHEETS

(Unaudited)

	June 30,	December 31,
	2022	2021

ASSETS
Current assets
Cash	$11,304	$–
Total current assets	11,304	–
Investment in subsidiary	110,000	–
Total Assets	$121,304	$–

LIABILITIES & STOCKHOLDERS' DEFICIT

Current liabilities
Accounts payable	$109,682	$58,462
Notes payable related parties	161,413	165,313
Total liabilities	271,095	223,775

Commitments and contingencies	–	–

Shareholders' Equity
Series A Preferred stock, par value $0.0001, -0- shares authorized; -0- and –0– shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	–	–
Series B Preferred stock, par value $0.0001, 25,000,000 shares authorized; 120,000 and -0- shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	12	12
Common stock, par value $0.0001, 1,000,000,000 shares authorized; 381,446,072 and 364,446,072 shares issued and outstanding as of June 30, 2022 and December 31 2021	38,144	36,444
Additional paid in capital	6,823,391	5,975,091
Accumulated deficit	(7,011,339)	(6,235,322)
Total Stockholders' (Deficit)	(149,792)	(223,775)
Total Liabilities and Stockholders' (Equity)	$121,304	$–

The accompanying notes are an integral part of these financial statements.

9

XCELERATE, INC.

STATEMENTS OF OPERATIONS

(Unaudited)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021

Revenue	$–	$–	$–	$–

Operating Expenses:
Stock based compensation	650,000	–	650,000
General and administrative expenses	75,809	68,912	126,017	74,255
Total operating expenses	725,809	68,912	776,017	74,255
Loss from operations	(725,809)	(68,912)	(776,017)	(74,255)
Other income (expense)	–	–	–	–
Loss before provision for income taxes	(725,809)	(68,912)	(776,017)	(74,255)
Provision for income taxes	–	–	–	–
Net loss	$(725,809)	$(68,912)	$(776,017)	$(74,255)

Basic and diluted earnings(loss) per common share	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Weighted average number of shares outstanding	381,446,072	251,321,432	366,246,072	311,886,252

The accompanying notes are an integral part of these financial statements.

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XCELERATE, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(Unaudited)

	Preferred Stock Series A		Preferred Stock Series B		Common Stock		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Value	Shares	Value	Shares	Value	Capital	(Deficit)	Equity
Balance, December 31, 2020	8,000,000	$800	–	$–	251,321,432	$25,132	$5,900,257	$(5,945,834)	$(19,645)

Cancellation of Series A Preferred	(8,000,000)	(800)	–	–	–	–	800	–	–

Issuance of Series B Preferred Stock	–	–	120,000	12	–	–	(12)	–	–

Net loss	–	–	–	–	–	–	–	(5,343)	(5,343)

Balance, March 31, 2021	–	$–	120,000	$12	251,321,432	$25,132	$5,901,045	$(5,951,177)	$(24,988)

Common stock issued for services	–	–	–	–	60,564,820	6,056	42,491	–	48,547

Net loss	–	–	–	–	–	–	–	(68,912)	(68,912)

Balance, June 30, 2021	–	$–	120,000	$12	311,886,252	$31,188	$5,943,536	$(6,020,089)	$(45,352)

							Additional		Total
	Preferred Stock		Preferred Stock		Common Stock		Paid-in	Accumulated	Stockholders'
	Shares	Value	Shares	Value	Shares	Value	Capital	(Deficit)	Equity
Balance, December 31, 2021	–	$–	120,000	$12	364,446,072	$36,444	$5,975,091	$(6,235,322)	$(223,775)

Common stock issued per Reg. A Offering	–	–	–	–	1,800,000	180	89,820	–	90,000

Net loss	–	–	–	–	–	–	–	(50,208)	(50,208)

Balance, March 31, 2022	–	$–	120,000	$12	366,246,072	$36,624	$6,064,911	$(6,285,530)	$(183,983)

Common stock issued per Reg. A Offering	–	–	–	–	2,200,000	220	109,780	–	110,000

Common stock issued for services	–	–	–	–	13,000,000	1,300	648,700	–	650,000

Net loss	–	–	–	–	–	–	–	(725,809)	(725,809)

Balance, June 30, 2022	–	$–	120,000	$12	381,446,072	$38,144	$6,823,391	$(7,011,340)	$(149,792)

The accompanying notes are an integral part of these financial statements.

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XCELERATE, INC.

STATEMENTS OF CASH FLOWS

(Unaudited)

	Six months	Six months
	ended	ended
	June 30,	June 30,
	2022	2021

Cash Flows From Operating Activities:
Net loss	$(776,017)	$(74,255)
Stock-based compensation	650,000	48,547
Changes is assets and liabilities
Accounts payable	51,221	–
Net cash used in operating activities	(74,797)	(25,708)

Cash Flows From Investing Activities:
Investment in acquisition target	(110,000)	–

Cash Flows From Financing Activities:
Proceeds from the sale of common stock	200,000	–
Proceeds (payments against) from related party loans	(3,900)	25,708
Net cash provided by financing activities	196,100	25,708

Net Increase In Cash	11,304	–
Cash At The Beginning Of The Period	–	–
Cash At The End Of The Period	$11,304	$–

Non-cash investing and financing activities:	$–	$–

The accompanying notes are an integral part of these financial statements.

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XCELERATE, INC.

NOTES TO (UNAUDITED) FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS

ENDED JUNE 30, 2022 AND 2021

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Xcelerate Inc. (the “Company”) f/k/a Union Dental Holdings, Inc. is a Florida corporation incorporated on November 26, 1996. under the name Stirus Research & Development, Inc. The Company has gone through several name changes since inception. Most recently the Company was known as Union Dental Holdings, Inc. In May 2020, the Company’s current CEO assumed his positions as the Company’s director and CEO and began implementing the Company’s new business plan described herein. On October 23, 2020, the Company changed its name to “Xcelerate, Inc.”

On January 6, 2020, without the knowledge or consent of the sole officer and director and controlling shareholder, an individual who had no approval or control filed a notice of reinstatement in Florida. Then on March 3, 2020, the same individual filed a name change to Oilvite, Inc. in an unauthorized attempt to gain control of the Company and otherwise engage in corporate identity theft. The individual’s efforts were discovered by the Company’s transfer agent who refused to take instructions from anyone other than the sole officer and director and control shareholder who she knew had not transferred control of the Company and ultimately the individual’s efforts were stopped without further damage or inconvenience. On July 13, 2020, the Company filed Articles of Amendment in Florida changing the name of the Company back to “Union Dental Holdings, Inc.” from Oilvite Inc.

In December 2021 the Company signed a Membership Interest Purchase Agreement to acquire a 51% interest in AfiyaSasa Africa, LLC, a Wyoming limited liability company (“Afiya”), a start-up medical technology and virtual health company that management believes is uniquely positioned to help patients in developing countries meet their medical needs by extending the reach of physicians through the technology. This technology is centered around patented and patent pending software that uses and incorporates artificial intelligence (“AI”) and Augmented Reality (“AR”) licensed from AdviNOW an Arizona based medical software company who developed and holds patents for the licensed software.

Afiya’s vision is to be the technology platform that allows “leapfrogging” advancement in the delivery of world class healthcare, initially in Africa, the continent with the largest population growth and high smartphone utilization for services, but without the ability to grow healthcare services in the traditional manner.

The Company has agreed to pay $320,000 for Afiya and has funded a total of $220,000 as of the date of this Report to this project which has enabled Afiya to hire four employees in Tanzania. Afiya has also identified four hospitals who are willing to participate in program trials.

On or about January 19, 2022, the Company filed a Form 1-A Offering Circular with the SEC pursuant to Regulation A promulgated under the Securities Act of 1933, as amended.

The Company’s year-end is December 31.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the Financial Accounting Standards Board (“FASB”) “FASB Accounting Standard Codification™” (the “Codification”) which is the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) in the United States.

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Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the twelve months following the date of these financial statements. As of June 30, 2022, the Company had an accumulated deficit of $7,011,339 and negative working capital of $147,791.

Because the Company does not expect that existing operational cash flow will be sufficient to fund presently anticipated operations, this raises substantial doubt about the Company’s ability to continue as a going concern. Therefore, the Company will need to raise additional funds and is currently exploring alternative sources of financing. Historically, the Company raised capital through private placements, to finance working capital needs and may attempt to raise capital through the sale of common stock or other securities and obtaining some short-term loans. The Company will be required to continue to so until its operations become profitable. Also, the Company has, in the past, paid for consulting services with its common stock to maximize working capital, and intends to continue this practice where feasible.

Management’s Representation of Interim Financial Statements

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company without audit pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The Company uses the same accounting policies in preparing quarterly and annual financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) have been condensed or omitted as allowed by such rules and regulations, and management believes that the disclosures are adequate to make the information presented not misleading. These condensed consolidated financial statements include all of the adjustments, which in the opinion of management are necessary to a fair presentation of financial position and results of operations. All such adjustments are of a normal and recurring nature. Interim results are not necessarily indicative of results for a full year. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto on December 31, 2021.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of liabilities and disclosure of contingent assets and liabilities at the date of the financial statements during the reporting period. The most significant estimates relate to, income taxes and contingencies. The Company bases its estimates on historical experience, known or expected trends, and various other assumptions that are believed to be reasonable given the quality of information available as of the date of these financial statements. The results of these assumptions provide the basis for making estimates about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

Cash and cash equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents. On June 30, 2022, and December 31, 2021, the Company’s cash equivalents totaled $11,304 and $-0- respectively.

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Income taxes

The Company accounts for income taxes under FASB ASC 740, “Accounting for Income Taxes”. Under FASB ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under FASB ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. FASB ASC 740-10-05, “Accounting for Uncertainty in Income Taxes” prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities.

The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The Company assesses the validity of its conclusions regarding uncertain tax positions annually to determine if facts or circumstances have arisen that might cause it to change its judgment regarding the likelihood of a tax position’s sustainability under audit.

Net Loss per Share

Net loss per common share is computed by dividing net loss by the weighted average common shares outstanding during the period as defined by Financial Accounting Standards, ASC Topic 260, “Earnings per Share.” Basic earnings per common share (“EPS”) calculations are determined by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding.

Recent Accounting Pronouncements

There are no recent accounting pronouncements that impact the Company’s operations.

NOTE 3 – INVESTMENTS

As described in Note 1. to the financial statements, the Company has entered into an agreement to buy 51% of the membership interest of Afiya. As of June 30, 2022, the Company had invested $110,000 in Afiya.

NOTE 4 – EQUITY

Common Stock

The Company has authorized 300,0000,000 shares of $0.0001 par value, Common Stock. As of June 30, 2022 and December 31, 2021, there were 381,446,072 and 364,446,072 shares of Common Stock issued and outstanding, respectively.

On or about January 19, 2022, the Company filed a Form 1-A Offering Circular with the SEC pursuant to Regulation A promulgated under the Securities Act of 1933, as amended. Under the terms of the Offering the Company is offering up to 20,000,000 common shares at a price of $0.05 per share for total proceeds of $1,000,000 if fully subscribed. During the six months ended June 30, 2022, the Company has raised a total of $200,000 from the sale of 4,000,000 shares to investors.

During the three months ended June 30, 2022, the Company issued 13,000,000 common shares to service providers and its advisory board. These shares were valued at $0.05 per share consistent with the offering price of the Company’s Regulation A filing described above. As a result the Company recorded a non-cash charge of $650,000 for stock based compensation on its Statement of Operations for the three and six months ended June 30, 2022.

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Preferred Stock

The Company has authorized 25,000,000 shares of Preferred Stock, par value $0.0001 per share.

As a result of issues raised by OTC Markets, in February 2021, the Company and Mr. O’Shea mutually agreed to redeem all of the Company’s issued and outstanding Series A Preferred Shares back to the Company. Also in February 2021, the Company’s Board of Directors authorized the creation of Series B Preferred Shares and issued an aggregate of 120,000 of these Series B Preferred Shares to Mr. O’Shea in consideration for his agreement to redeem the Series A Preferred Shares. Each Share of Series B Preferred Stock is entitled to 1,000 votes on all matters submitted to the Company’s shareholders. They are not convertible into shares of the Company’s Common Stock.

As of June 30, 2022 and December 31, 2021 there were 120,000 a Preferred B shares outstanding.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company did not have any contractual commitments as of June 30, 2022, and December 31, 2021.

NOTE 5 – NOTES PAYABLE RELATED PARTIES

All of the funding for the Company’s operations has been provided by its CEO in the form of interest free demand loans. As of June 30, 2022 and December 31, 2021, the balance of notes payable to related parties was $161,413 and $165,313 respectively.

NOTE 6 – SUBSEQUENT EVENTS

In accordance with FASB ASC 855-10, Subsequent Events, the Company has analyzed its operations subsequent to June 30, 2022, to the date these financial statements were issued, and has determined that it does not have any material subsequent events to disclose in these financial statements except as follows:

The Company sold 4,000,000 additional shares in its Regulation A offering and received gross subscriptions of $200,00 therefrom.

The Company increased its investment in Afiya by $110,000, totaling $220,000 in the aggregate. The Company will need to pay an additional $100,000 to secure its 51% interest in Afiya.

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Item 4.      Exhibits

Index to Exhibits

		Filed Herewith (*)	Incorporated by Reference
Exhibit No.	Description		Filing Type	Date Filed
2.1	Articles of Incorporation			01/19/2022
2.2	Amendments to Articles of Incorporation			01/19/2022
2.3	Bylaws			01/19/2022

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 15, 2022.

Xcelerate, Inc.

By:  /s/  Michael F. O’Shea

Michael F. O’Shea,

Principal Executive Officer

Principal Financial Officer

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